Mesa Energy Holdings, Inc.
5220 Spring Valley Road, Suite 525
Dallas, Texas 75254

July 22, 2011

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-7010

Attn:	Ethan Horowitz, Branch Chief
Division of Corporation Finance

Donald F. Delaney

Re:	Mesa Energy Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed June 3, 2011
File No. 000-53972

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated July 14, 2011 (the "Comment Letter") relating to the Annual Report on Form 10-K for the year ended December 31, 2010 (the "Form 10-K") of Mesa Energy Holdings, Inc. (the "Company"). The answers set forth herein refer to each of the Staffs' comments by number.

We are filing herewith Amendment No. 1 to the Company's Form 10-K.

Form 10-K for Fiscal Year Ended December 31, 2010

Business, page 3

1.	It appears your website address referenced in the second paragraph of the introduction to this section should be www.mesaenergy.us.

Response

We have revised our disclosure to provide for the proper website address for the Company.

Jaya Field Natural Gas Development Project – Wyoming County, New York, page 7

Reserve Information, page 9

2.	You state your estimated reserves were prepared by Chadwick Energy Consulting, Inc. Please revise to include their report as an exhibit, as required by Item 1202(a)(8) of Regulation S-K.

Securities and Exchange Commission
July 22, 2011

Response

We have filed the reserve report prepared by Chadwick Energy Consulting, Inc. as Exhibit 99.1 to our Form 10-K in accordance with Item 1202(a)(8) of Regulation S-K.

3.
Please revise to provide disclosure describing the internal controls you use in your reserves estimation effort, as required by Item 1202(a)(7) of Regulation S-K.  Additionally, please disclose the qualifications of all individuals involved, and more fully address the procedures used to ensure compliance of your proved reserves with Rule 4-10(a) of Regulation S-X.

Response

We have revised our disclosure to describe the internal controls used in connection with the determination of our reserves reporting in accordance with Item 1202(a)(8) of Regulation S-K and the procedures used to ensure compliance of our proved reserves with Rule 4-10(a) of Regulation S-X.

4.
It appears you omitted disclosures required by Items 1204 and 1208 of Regulation S-K.  Accordingly, please revise your filing to provide this information, or tell us why you believe these reporting requirements are not applicable to your business operations.

Response

We do not believe that the information required by Items 1204 and 1208 of Regulation S-K is applicable to us.  As shown in the financial statements in the Form 10-K, we are considered an exploration stage company that had produced de minimis revenues to date (less than $100,000 since inception to December 31, 2010).  Furthermore, we do not include any of our oil and gas properties as assets on our balance sheet as of December 31, 2010, as such minimal assets were fully impaired at December 31, 2010.  As a result, we do not believe that our current properties are material to our future results and operations and not material to investors.

Exhibits, Financial Statement Schedules, page 53

5.
Your disclosure indicates your included Exhibit 23.1, “Consent of Chadwick Energy Consulting, Inc., Independent Petroleum Engineers” with your filing.  However, we were unable to locate this exhibit in your filing.  Accordingly, please revise to include this referenced exhibit.

Response

We have filed the consent of our independent petroleum engineer as Exhibit 23.1 to the Form 10-K.

Securities and Exchange Commission
July 22, 2011

Note 13 – Supplemental Information on Oil and Gas Exploration, Development and Production Activities (Unaudited), page F-23

Reserve Information and Related Standardized Measure of Discounted Future Cash Flows, page F-24

6.
You state, below your tabular presentation of proved developed and undeveloped reserves, “During 2010 and 2009, the Company did not record any extensions and discoveries.”  However, on the next page, in your tabular presentation of changes in the standard measure, you indicate a positive change of $211,003 due to discoveries.  Please clarify this apparent inconsistency in your disclosures.

Response

We corrected a typographical error in the tabular presentation of proved developed and undeveloped reserves to properly identify 86,000 Mcf as extensions and discoveries.  We also revised the amount disclosed for revision to prior estimates to 16,843 Mcf.

Form 10-Q for Fiscal Quarter Ended March 31, 2011

7.
We note you have not filed your first quarter fiscal 2011 Form 10-Q.  We remind you of your obligation to file such report in accordance with Regulation 13a-13(a) of the Securities and Exchange Act of 1934.

Response

We filed our quarterly report on Form 10-Q for the quarter ended March 31, 2011 with the SEC on July 15, 2011.  We are aware of our obligation to file our reports in accordance with Regulation 13a-13(a) of the Securities and Exchange Act of 1934.

We trust that the foregoing appropriately addresses the issues raised by your recent Letter of Comment.  Thank you in advance for your prompt review and assistance.

Very truly yours,

/s/ RANDY M. GRIFFIN
Randy M. Griffin
Chief Executive Officer